FRED ALGER & COMPANY, INCORPORATED
111 Fifth Avenue
New York, NY 10003

March 10, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Patricia Williams

Re:                              The Alger Funds (File Nos.: 811-1355, 33-4959)
Registration Statement on Form N-1A

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933 and in our capacity as the principal underwriter of The Alger Funds, (the “Fund”), we hereby join the Fund in requesting that the effective date for Post-Effective Amendment No. 67 to the Fund’s Registration Statement on Form N-1A be accelerated so that it will become effective on March 11, 2011 at 10:00 a.m., Eastern time, or as soon thereafter as may be practicable.

Very truly yours,

FRED ALGER & COMPANY, INCORPORATED

By:	/s/ Hal Liebes
Hal Liebes
Executive Vice President